INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

March 8, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Institutional Financial Markets, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Response dated January 27, 2012

File No. 001-32026

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 24, 2012 regarding the report listed above filed by the Company with the Commission.

Set forth below are your comments followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2010

1.	We note that counsel for Institutional Financial Markets, Inc. rather than Institutional Financial Markets, Inc. itself provided the written statement acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In responding to these comments, please have Institutional Financial Markets, Inc. and not its counsel provide the requested written acknowledgement.

March 8, 2012

Company Response: The Company acknowledges, on page 3 of this letter, the matters set forth in this comment.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A filed on April 26, 2011

Compensation of Executive Officers, page 16

2.	We note your response to prior comment five and continue to believe that additional information is warranted. Please expand the description of the performance targets to compare them to the prior year’s actual adjusted pre-tax income and adjusted revenue. For example, were the targets higher than the prior year’s adjusted pre-tax income and adjusted revenue or were the targets comparable to or lower than the prior year’s actual results?

Company Response: The Company will include in the Company’s proxy statement to be filed with the Commission by April 30, 2012 the disclosure set forth below which compares the performance targets with respect to incentive compensation for fiscal 2011 to the actual results in fiscal 2010. Please note that the performance targets with respect to fiscal 2011 were not the same as in fiscal 2010.

At the beginning of 2011, the Compensation Committee established performance targets for 2011 incentive plan compensation for each of the executive officers at such time based on (a) total revenues (weighted at 25%), and (b) net income (weighted at 75%). The base line amount of each performance target was set by the Compensation Committee at 100% of the actual results in fiscal 2010; the minimum amount of each performance target was set at 70% of the actual results in fiscal 2010; and the maximum amount of each performance target was set at 150% of the actual results in fiscal 2010. The Company achieved at least 70% of the total revenues performance target but did not achieve at least 70% of the net income performance target. Although such named executive officers were eligible to receive incentive plan compensation based on achievement of the minimum total revenues performance target, the Compensation Committee in its discretion decided not to award any incentive plan compensation to Mr. Cohen with respect to the Company’s fiscal 2011 performance. The Compensation Committee in its discretion increased Mr. Pooler’s cash incentive compensation from the amount determined in accordance with the formula previously established based upon Mr. Pooler’s individual accomplishments in fiscal 2011. The amount of the cash incentive compensation paid to Mr. Pooler based upon the previously established formula is reflected under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table. The amount of the discretionary increase in the cash incentive compensation paid to Mr. Pooler is reflected under “Bonus” in the Summary Compensation Table. The Compensation Committee also made an award of restricted stock, which is reflected under “Stock Awards” in the Summary Compensation Table, to

March 8, 2012

Mr. Pooler based upon the achievement by the Company of the minimum total revenues target.

*            *            *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (215) 701-9555 or our counsel, Darrick M. Mix of Duane Morris LLP, at (215) 979-1206.

Sincerely,

Institutional Financial Markets, Inc.

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.,
Executive Vice President, Chief
Financial Officer and Treasurer

cc:	Rachael Fink, Esq.
Douglas Listman
Darrick M. Mix, Esq.